SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 23, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BTP4) (“Company” or “BTP”), in compliance Notice CVM/SEP/GEA-1/Nº 488/2005, informs to its shareholders and the market in general, the following, as transcribed below:

“Rio de Janeiro, September 23, 2005

Mr. Charles Laganá Putz
Chief Financial and Investors Relations Officer

Brasil Telecom Participações S.A.

VIA FAX – 61 3415 1344

Re. Disclosure of Information to the market

Dear Mr. Putz:

We have been informed by your General Counsel, Mr. Darwin Correa, that the Comissão de Valores Mobiliários – CVC (“CVM”) has formally requested information from Brasil Telecom Participações S.A. concerning the disclosure of news in connection with a possible transaction involving the sale of Citigroup Venture Capital International Brazil, L.P.’s, Investidores Institucionais Fundo de Investimentos em Ações’ and certain pension funds’ direct or indirect interests in Brasil Telecom S.A. (“BT”) to Telecom Italia International N.V. (“Telecom Italia”).

In view of the above, and pursuant to article 157 paragraph 4, of the Brazilian Corporations Act (Federal Law 6.404/76) and article 3, paragraph 1, of Executive Order Nº 358/02, issued by CVM, we wish to state that no agreement has been reached for Telecom Italia to purchase our direct or indirect interests in BT.

Finally we kindly request that you disclose this information to the market immediately, pursuant to article 3 of CVM’s Executive Order 358/02.

Sincerely,

Citigroup Venture Capital Brazil International Brazil, L.P.

Investidores Institucionais Fundo de Investimentos em Ações”

Brasília, September 23, 2005

Charles Laganá Putz
Chief Financial Officer and Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer